Exhibit 4.10

DESCRIPTION OF CAPITAL STOCK AND REGISTERED SECURITIES

General

Gogo Inc. (“we” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, par value $0.0001 per share (the “common stock”), and (ii) preferred stock purchase rights (the “Rights”).

Our authorized capital stock consists of 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share.

The following descriptions of our capital stock and provisions of our third amended and restated certificate of incorporation (the “amended and restated certificate of incorporation”), amended and restated bylaws, (the “amended and restated bylaws”), and the Section 382 Rights Agreement, dated as of September 23, 2020, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”) are summaries of their material terms and provisions. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, our amended and restated bylaws, and the Rights Agreement, which have been publicly filed with the SEC.

Common Stock

Holders of common stock are entitled to: cast one vote for each share held of record on all matters submitted to a vote of the stockholders; receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and upon our liquidation, dissolution or winding up, share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock. Any dividends declared on our common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under the certificate of incorporation.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the voting rights, designations, preferences and qualifications, limitations and restrictions of the shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock by our board of directors could adversely affect the rights of holders of common stock.

We will fix or designate the rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of a series of preferred stock through a certificate of designation adopted by our board of directors.

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Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

Classified Board of Directors. Our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated bylaws provide that a special meeting of stockholders may be called only by the chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board of directors request the calling of a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

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a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

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if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

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such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and
•	such other information that the board of directors may request in its discretion.

Limited Ownership by Foreign Entities

The Communications Act of 1934 (the “Communications Act”) and Federal Communications Commission (“FCC”) regulations impose restrictions on foreign ownership of FCC licensees. These requirements generally forbid more than 20% ownership or control of an FCC licensee by non-U.S. citizens directly and more than 25% ownership of a licensee indirectly (e.g., through a parent company) by non-U.S. citizens. Since we serve as a holding company for our FCC licensee subsidiary, AC BidCo LLC, we are effectively restricted from having more than 25% of our stock owned or voted directly or indirectly by foreign individuals or entities, including corporations, partnerships or limited liability companies. The FCC may, in certain circumstances and upon application for prior approval by the FCC, authorize foreign ownership in the licensee’s parent in excess of these percentages if the FCC finds it to be in the public interest. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that permit our board of directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens.

To the extent necessary to comply with the Communications Act and FCC rules and policies, our board of directors may: (i) redeem shares of our common stock sufficient to eliminate any violation of FCC rules and regulations on the terms and conditions set forth in our amended and restated certificate of incorporation; (ii) take any action it believes necessary to prohibit the ownership or voting of more than 25% of our outstanding capital stock in the aggregate by or for the account of non-United States citizens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively, “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of Aliens in a manner that would cause Gogo Inc. or AC BidCo LLC to be in violation of the Communications Act or FCC regulations; (iii) prohibit any transfer of our stock which we believe could cause more than 25% of our outstanding capital stock in the aggregate to be owned or voted by or for persons or entities identified in the foregoing clause (i); and (iv) prohibit the ownership, voting or transfer of any portion of our outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Gogo Inc. or AC BidCo LLC to violate or would otherwise result in violation of any provision of the Communications Act or FCC regulations.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law
•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or
•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated bylaws provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We have also entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreement provides our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Description of Preferred Stock Purchase Rights

Distribution Date; Exercisability; Expiration

Initially, the Rights will be attached to all common stock certificates (or other evidence of book-entry or other uncertificated ownership) and no separate certificates evidencing the Rights (“Right Certificates”) will be issued. Until the Distribution Date (as defined below), the Rights will be transferred with and only with the common stock. As long as the Rights are attached to the common stock, the Company will issue one Right with each new share of common stock so that all such common stock will have Rights attached (subject to certain limited exceptions).

The Rights will separate and begin trading separately from the common stock, and Right Certificates will be caused to evidence the Rights, on the earlier to occur of (i) the Close of Business (as such term is defined in the Rights Agreement) on the tenth day following a public announcement, or the public disclosure of facts indicating, that a person or group of affiliated or associated persons has acquired Beneficial Ownership of 4.9% or more of the outstanding common stock (an “Acquiring Person”) (or, in the event the board of directors determines to effect an exchange in accordance with Section 24 of the Rights Agreement and the board of directors determines that a later date is advisable, then such later date) and (ii) the Close of Business on the tenth Business Day (as such term is defined in the Rights Agreement) (or such later date as may be determined by action of the board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a person or group of 4.9% or more of the outstanding common stock (the earlier of such dates, the “Distribution Date”). As soon as practicable after the Distribution Date, unless the Rights are recorded in book-entry or other uncertificated form, the Company will prepare and cause the Right Certificates to be sent to each record holder of common stock as of the Distribution Date.

An “Acquiring Person” will not include (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any entity holding shares of common stock for or pursuant to the terms of any such employee benefit plan, (v) any officer, director or employee of the Company or any of its Subsidiaries solely in respect of such person’s status or authority as such or (vi) any “Grandfathered Stockholder” – i.e., a 4.9% or greater stockholder at the time the Rights Agreement was entered into. However, if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional shares of common stock (regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of shares of common stock then outstanding Beneficially Owned (as such term is defined in the Rights Agreement) by such Grandfathered Stockholder) then such Grandfathered Stockholder shall be deemed to be an Acquiring Person unless, upon such acquisition of Beneficial Ownership of additional shares of common stock, such person is not the Beneficial Owner of 4.9% or more of the shares of common stock then outstanding. In addition, upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder will no longer be deemed to be a Grandfathered Stockholder. In the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of shares of common stock expires, is settled in whole or in part, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different shares of common stock that confers Beneficial Ownership of shares of common stock shall be considered the acquisition of Beneficial Ownership of additional shares of common stock by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional shares of common stock, such person is not the Beneficial Owner of 4.9% or more of the shares of common stock then outstanding.

“Beneficial Ownership” is defined in the Rights Agreement to include any securities (i) which a person or any of such person’s Affiliates or Associates (a) actually owns (directly or indirectly) or would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations (as such terms are defined in the Rights Agreement) promulgated thereunder, including any coordinated acquisition of securities by any persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such securities would be attributed to such persons under Section 382 of the Code and the Treasury Regulations promulgated thereunder), (b) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act or (c) has the right or obligation to acquire, pursuant to any agreement, arrangement or understanding (except under limited circumstances) or (ii) which are the subject of, or reference securities for, or that underlie, certain derivative positions of any person or any of such person’s Affiliates or Associates; provided, that a person shall not be deemed to be the Beneficial Owner of, or to Beneficially Own, securities tendered pursuant to a tender or exchange offer made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act until such tendered securities are accepted for purchase or exchange.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest to occur of (i) the Close of Business on the day following the certification of the voting results of the Company’s 2021 annual meeting of stockholders, if at such stockholder meeting or any other meeting of stockholders of the Company duly held prior to such meeting, a proposal to ratify the Rights Agreement has not been passed by the requisite vote of the Company’s stockholders, (ii) the date on which the board of directors determines in its sole discretion that (x) the Rights Agreement is no longer necessary for the preservation of material valuable NOLs or Tax Attributes or (y) the NOLs and Tax Attributes have been fully utilized and may no longer be carried forward and (iii) the Close of Business on September 23, 2023 (the “Final Expiration Date”).

Exempt Persons and Transactions

The board of directors may, in its sole and absolute discretion, determine that a person is exempt from the Rights Agreement (an “Exempt Person”), so long as such determination is made prior to such time as such person becomes an Acquiring Person. Any person will cease to be an Exempt Person if the board of directors makes a contrary determination with respect to such person regardless of the reason therefor. In addition, the board of directors may, in its sole and absolute discretion, exempt any transaction from triggering the Rights Agreement, so long as the determination in respect of such exemption is made prior to such time as any person becomes an Acquiring Person. Any person, together with all Affiliates and Associates of such person, who proposes to acquire 4.9% or more of the outstanding common stock may apply to the board of directors in advance for an exemption in accordance with and pursuant to the terms of the Rights Agreement.

Flip-in Event

If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for common stock having a value equal to two times the exercise price of the Right. From and after the announcement that any person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or any Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights. If the board of directors so elects, the Company may deliver upon payment of the exercise price of a Right an amount of cash, securities or other property equivalent in value to the common stock issuable upon exercise of a Right.

Exchange

At any time after any person becomes an Acquiring Person, the board of directors may exchange the Rights (other than Rights owned by any person which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). The Company may issue, transfer or deposit such common stock (or other property as permitted under the Rights Agreement) to or into a trust or other entity created upon such terms as the board of directors may determine and may direct that all holders of Rights receive such common stock or other property only from the trust or other entity. In the event that the board of directors determines, before the Distribution Date, to effect an exchange, the board of directors may delay the occurrence of the Distribution Date to such time as it deems advisable.

Flip-over Event

If, at any time after a person becomes an Acquiring Person, (i) the Company consolidates with, or merges with, any other person (or any person consolidates with, or merges with, the Company) and, in connection with such consolidation or merger, all or part of the shares of common stock are or will be changed into or exchanged for stock or other securities of any other person or cash or any other property or (ii) 50% or more of the Company’s consolidated assets or Earning Power (as defined in the Rights Agreement) is sold, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Redemption

At any time prior to the earlier to occur of (i) the Stock Acquisition Date (as defined in the Rights Agreement) and (ii) the Final Expiration Date, the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the board of directors without the consent of the holders of the Rights, except that at any time after the Close of Business on the tenth day following the Stock Acquisition Date (or, if the tenth day following the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date), no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring person and its Affiliates and Associates).

Preferred Shares

Each one-thousandth of a Preferred Share will entitle the holder thereof to the same dividends and liquidation rights as if the holder held one share of common stock and will be treated the same as a share of common stock in the event of a merger, consolidation or other share exchange.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The rights agent for the Rights is Computershare Trust Company, N.A.

Listing

Our common stock and the Rights are traded on The NASDAQ Global Select Market under the trading symbol “GOGO.”